

Klara Czobor · 3rd

President, PharmaAcuity

New York, New York, United States · Contact info

500+ connections

Rutgers University-New Brunswick

Experience

President

PharmaAcuity · Full-time

Oct 2020 – Jul 2021 · 10 mos

Raleigh, North Carolina, United States

PharmaAcuity is an AI and data science company that has gathered billions of datapoints from a vast and diverse repository of biomedical sources in order to provide comprehensive solutions along the product lifecycle.

We have developed a sophisticated suite of AI-powered solutions to accelerate taking new pharma products to market & expanding current ones. These solutions include mapping HCP interactions, social listening, digital/virtual congress coverage, forecasting, messaging, and more. ...see more

Founder and CEO

Premier Endpoint

Sep 2016 – Mar 2021 · 4 yrs 7 mos

Old Greenwich, CT

Premier Endpoint is an established medical advisory firm that offers a suite of enterprise solutions to companies in the life science sector. Our offerings include a Suite of 5 Solutions to ensure that our clients, whether they are diagnostics, medical device, biotechnology/pharmaceutical companies, or life science investment firms success ...see more

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Medical/Scientific Program Manager

QD Healthcare Group

May 2009 – Dec 2013 · 4 yrs 8 mos

Stamford, Connecticut

• Interfacing with clients and key opinion leaders in order to develop and edit promotional content (including presentations and monographs) for dissemination to a variety of key target clinical and pharmaceutical audiences
• Developing and editing content for advisory boards (including presentations, surv ...see more

Pharmaceutical Analyst and Senior Reporter

Financial Times

Oct 2006 – Dec 2008 · 2 yrs 3 mos

New York, New York and London, UK

• Played a key role in the growth of Pharmawire by providing editorial guidance, clinical trial design information, and preclinical research to team members
• Provided real-time clinical/regulatory medical information to pharmaceutical companies and investors ...see more

Education

Rutgers University-New Brunswick
Bachelor's Degree, Psychology and Neuroscience
2002 – 2006

Minor in Spanish

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